Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:  www.drreddys.com

31st May 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to Company’s disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 dated 5th April 2025, wherein the Company had informed the exchanges about receipt of a notice on 4th April 2025, from the Office of the Assistant Commissioner of Income Tax, circle 8(1), Hyderabad (“Income Tax Authority”) under sub section 1 of Section 148A of the Indian Income Tax Act, 1961 (‘Act), requiring to show cause as to why the returns for the Assessment Year 2020-21 (Financial Year 2019-2020) should not be reassessed under Section 148 of the Act

In addition to the aforementioned tax notice, the Company has now received an Order dated 30th May 2025, under Section 148A(3) of the Income Tax Act. In this order, the Income Tax Authority has deemed it appropriate to issue a notice under Section 148 to assess or reassess the income for the Assessment Year 2020-21.

The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Brief details of litigation viz. name(s) of the opposing party, ~~court/ tribunal/agency where litigation is filed~~, brief details of dispute/litigation.	Expected financial implications, if any, due to compensation, penalty etc	Quantum of claims, if any

Name of Authority: Office of the Assistant Commissioner of Income Tax, circle 8(1), Hyderabad

Brief details:  The Company had received a show cause notice on 4th April , 2025 u/s sub-section (1) of section 148A of the Income-tax Act, 1961 Act to respond as to why notice u/s 148 should not be issued for assessment of income alleged to be escaped from tax  consequent to the merger of Dr. Reddy’s Holding Limited(DRHL) into Dr. Reddy’s Laboratories Limited (DRL) under the scheme of amalgamation approved by the National Company Law Tribunal (NCLT), Hyderabad on 5th April 2022. In addition to the aforementioned tax notice, the Company has now  received an Order dated 30th May 2025 under Section 148A(3) of the Income Tax Act. In this order, the Income Tax Authority has deemed it appropriate to issue a notice under Section 148 to assess or reassess the income for the Assessment Year 2020-21. The said scheme of amalgamation was carried with adherence to all the legal requirements including tax laws. Further this was approved by the Honorable National Company Law Tribunal (NCLT), Hyderabad on 5th April 2022 with effect from the Appointed date i.e. 01st April 2019.

	Based on our assessment, there is no material impact on the financials, operations, or other activities of the Company at this stage.	A proposed demand of Rs. 2395,81,79,470/- is quantified as per notice received on 4th April 2025.

The Company strongly believes that there is no escapement of tax pursuant to the said merger scheme. Nonetheless the Company is reviewing the aforesaid order/notice and will take actions as required, appropriately.

The said scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR